Superior Plus

NEWS

TSX: SPF.UN **For Immediate Release**

October 2005 Cash Distribution – $0.20 per Trust Unit and Announcement of Upcoming Events

Calgary, October 6, 2005... Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of October 2005 of $0.20 (20 cents) per trust unit payable on November 15, 2005. The record date is October 31, 2005 and the ex-distribution date will be October 27, 2005. The Fund's current annualized cash distribution rate is $2.40 per trust unit.

On September 29, 2005, the Fund announced that it would raise its monthly cash distribution by 2.5% from $0.20 to $0.205 per trust unit, or from $2.40 to $2.46 on an annualized basis, effective for the first monthly distribution declared following the closing of the US $350 million acquisition of JW Aluminum, a leading manufacturer of specialty flat-rolled aluminum products. It is anticipated that closing of the transaction will be on or about October 19, 2005, in which case the increase would be effective for the November distribution, scheduled to be declared on November 3, 2005, and payable on December 15, 2005, to unitholders of record on November 30, 2005.

For income tax purposes, the income from the October 2005 cash distribution of $0.20 per trust unit is considered to be:

- a dividend of $0.047 per trust unit
- other income of $0.153 per trust unit

A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at: www.superiorplus.com.

Upcoming Release of 2005 Third Quarter Results and Conference Call

The Fund expects to release its 2005 third quarter results on Thursday, November 3, 2005. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2005 third quarter results is scheduled for 10:30 a.m. EST (8:30 a.m. MST) on Friday, November 4, 2005. Callers may participate by dialing: 1-800-814-4857. A recording of the call will be available for replay until midnight, November 11, 2005 by dialing: 877-289-8525 and entering pass code 21156898 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website: www.superiorplus.com under the "Events and Presentations" section.

The Fund holds 100% of Superior Plus Inc., which has four operating divisions: ***Superior Propane*** is Canada's largest distributor of propane, related products and services; ***ERCO Worldwide*** is a leading supplier of chemicals and technology to the pulp and paper and water treatment industries and the second largest producer of potassium products in North America; ***Winroc*** is the seventh largest distributor of walls and ceilings construction products in North America; and ***Superior Energy Management*** provides fixed price natural gas supply services in Ontario and Quebec.

The Fund's trust units trade on the Toronto Stock Exchange (the "TSX") under the trading symbol SPF.UN. There are 79.1 million trust units outstanding. The Fund has $9.0 million principal amount of Series 1, and $62.4 million of Series 2, 8%; and $175.0 million of 5.75% Convertible Unsecured Subordinated Debentures outstanding, that trade on the TSX under the trading symbols SPF.DB, SPF.DB.A, and SPF.DB.B, respectively.

***Forward Looking Statements**: Certain information included herein is forward-looking. Forward-looking statements include, without limitation, statements regarding the future financial position, business strategy, budgets, projected costs, capital expenditures, financial results, taxes and plans and objectives of or involving the Fund, Superior and potential acquisitions. Many of these statements can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues", or similar words. The Fund and Superior believe the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.*

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties some of which are described in the Fund's annual report, renewal annual information form and other continuous disclosure documents. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause the Fund's or Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Any forward-looking statements are made as of the date hereof and neither the Fund nor Superior undertakes any obligation, except as required under applicable law, to publicly update or revise such statements to reflect new information, subsequent or otherwise.

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact:

Theresia R. Reisch
Vice-President, Investor Relations
and Corporate Secretary
Tel: (403) 218-2953 / Fax (403) 218-2973
E-mail: treisch@superiorplus.com